SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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SAPIENS INSIGHT™ SOLUTION SELECTED BY MAJOR EUROPEAN INSURANCE COMPANY TO TRANSFORM ITS COMMERCIAL LINES OPERATIONS

The deal valued at over $5 million marks Sapiens’ entry into the European market with its property and casualty solution

Research Triangle Park, N.C. – April 26, 2006 – Sapiens International Corporation N.V. (NADAQ and TASE: SPNS), a global provider of insurance technology solutions, announced today that one of the largest insurance companies in Central and Eastern Europe, has selected Sapiens to design, develop and implement a Policy Administration System to support its Commercial Lines division based on an implementation of the Sapiens INSIGHT™ for Property & Casualty solution suite.  The deal, valued at over $5 million over a period of eighteen months, will mark Sapiens’ first entry into the European market with its property and casualty solution, after several successful installations of this solution in the US.

Before selecting Sapiens’ INSIGHT™ for Property & Casualty solution, the company conducted a rigorous and comprehensive market evaluation of the software available.  Sapiens was selected as the vendor because of its insurance domain expertise coupled with its innovative business-rules technology and Sapiens’ track record for successful deployment.

Sapiens will provide its INSIGHT™ software, industry expertise and application consulting services, and a local company – Sapiens’ distributor and systems integrator, will adapt INSIGHT™ to the requirements of the customer and provide additional application and integration services. Sapiens and its local distributor have already begun the project’s first phase, which will transform the carrier’s Commercial Lines operations, their fastest growing market segment.

The customer’s head of Commercial Lines commented: “after evaluating several policy administration platforms available on the market, we selected the Sapiens INSIGHT™ for Property & Casualty solution. We found that the Sapiens solution was uniquely qualified to handle our Commercial Lines portfolio, leveraging its flexible technology and greatly improving our ability to manage our business in a more effective and profitable way.”

“This significant win is part of a positive momentum that Sapiens in enjoying,” said Roni Al-Dor, President and CEO of Sapiens International.  “In addition to our repeat sales from existing customers, we are witnessing interest and excitement from potential new customers in the US and in Europe, and we hope to sign agreements with them in the near future. These customers choose us mainly for the flexibility of our platform coupled with our insurance know-how, which enable us to provide large scale solutions at a short time to market. This recent project strengthens our position as a leading player in the insurance software market.”

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About Sapiens INSIGHT™ for Property & Casualty

Developed using Sapiens innovative eMerge™ business-rules technology, Sapiens INSIGHT™ for Property & Casualty is a Web-based, integrated Personal and Commercial lines solution suite that allows insurers to react in today’s high velocity environment by providing business rule management and insurance product configuration capabilities that help carriers “go live” quickly with both ISO-based and proprietary lines of insurance and then rapidly adapt/expand these offerings based on market opportunities. Moreover, the suite of applications allows carriers and agents to collaborate to write more business more quickly and to serve customer needs more completely throughout the new business, policy lifecycle, claims, billing and collections processes.

About Sapiens International

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the UK and Europe, the Middle-East and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Allianz Group, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Abbey National, ING, Menora and Occidental Fire & Casualty among others.

For more information about Sapiens, please visit http://www.sapiens.com.

For additional information:

Stephanie Ladd
Sapiens Americas
Tel: +1 919-405-1507
email: stephanie.h@sapiens.com

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  April 26, 2006

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary